For Immediate Release

CONTACT:	Anne A. Tarbell
(212) 451-3030
atarbell@triarc.com
www.enhanceheinz.com

TRIAN GROUP COMMENTS ON HEINZ RESTRUCTURING PLAN

Seeks Minority Board Representation on Behalf Of All Heinz Shareholders

New York, NY, June 1, 2006 – Investment funds and accounts managed by Trian Fund Management, L.P. (“Trian”), together with an investment fund managed by Sandell Asset Management Corp. (“Sandell” collectively, Trian and Sandell are referred to as the “Trian Group”), commented today on the H. J. Heinz Company’s (NYSE: HNZ) latest plan to restructure its operations. The Trian Group is the owner of approximately 5.4% of the outstanding shares of Heinz and currently intends to solicit proxies to elect five nominees to the 12-member Board of Directors of Heinz at the upcoming annual meeting.

The Trian Group notes that the Heinz plan announced today (titled “Superior Value and Growth Plan”) is the sixth major restructuring or strategic plan that the current management team has announced since 1997, including one (titled “Growth and Innovation Plan”) that was announced only eight months ago in September, 2005. Trian added that, despite the five plans and their respective promises, Heinz’s total shareholder returns have almost uniformly underperformed those of both the broader market and the consumer packaged food universe since the current management team began leading the Company in April 1998. In fact, total shareholder returns at Heinz have been negative over this timeframe (-10.8%) versus 54.6% and 26.4% for the Mid-Cap Food Index and Large-Cap Food Index, respectively. See attached Tables 1 and 2.

The Trian Group believes that the fundamental issue at Heinz today is management accountability - specifically, the current management team’s inability to deliver on its plans and promises to date. The Trian Group said that if current management had executed on its five prior plans it believes that Heinz would now have sales of approximately $14 to $15 billion, would have achieved approximately $490 million in cost savings (not including savings from today’s plan of $355 million) and would have earnings per share (EPS) of between $4.00 and $5.00 (see attached Table 3). Instead, the Company reported today 2006 fiscal year end results of $8.6 billion in sales and EPS of $2.10, down from $2.21 in fiscal year 2005.

The Trian Group notes that the new Heinz plan bears a significant resemblance to the Trian Action Plan announced on May 23, 2006 (see www.enhanceheinz.com). Consistent with the Trian Action Plan, the Heinz plan calls for cost cutting, increased consumer marketing, a reduction of deals and allowances, increased share repurchases and a higher dividend payout. The major difference is that the Heinz plan sets lower performance goals for the Company and does not consider additional non-core divestitures.

The Trian Group believes that good corporate governance should mean enhanced shareholder value. Accordingly, given management’s track record to date in executing Heinz’s five prior plans, the Trian Group believes that it is in the best interest of all Heinz shareholders that its nominees be elected to the Heinz Board in order to hold management accountable for delivering results.

The Trian Group currently intends to conduct a proxy solicitation at Heinz’s upcoming annual meeting. The Trian Group’s goal is establish a minority Board presence at Heinz in order to work with Heinz management and other Heinz directors to help reestablish Heinz as a leading branded consumer products company that generates strong, consistent returns for shareholders for the benefit of all Heinz shareholders. The Trian Group has no intention of either taking control of Heinz’s Board of Directors or moving the Company from Pittsburgh where it has had a major corporate presence for more than 100 years.

The Trian Group’s five Director nominees are: Nelson Peltz, Peter W. May, Edward P. Garden, Greg Norman and Michael F. Weinstein. Their biographies are attached to this press release.

According to notices filed with the New York Stock Exchange, Heinz’s next annual meeting is to be held on August 16, 2006. In order to be eligible to vote for the Trian Group’s director nominees at the upcoming Heinz Annual Meeting, shareholders must be shareholders of record as of June 8, 2006 (and have purchased shares by June 5, 2006).

Trian is an investment management firm whose principals are Nelson Peltz, Peter W. May and Edward P. Garden. Trian seeks to invest in undervalued and under-performing public companies and prefers to work closely with the management of those companies to effect positive change through active, hands-on influence and involvement, which it refers to as “operational activism.” Trian’s goal is to enhance shareholder value through a combination of strategic re-direction, improved operational execution, more efficient capital allocation and stronger management focus. Trian’s Principals and investment team have extensive experience in reviving consumer brands, including the highly successful turnaround of Snapple Beverage Corp. Several directors proposed by the Trian Group have also been recently added to the Wendy’s International, Inc. (NYSE: WEN) Board of Directors.

Sandell (and affiliated companies) is an investment management firm founded by Thomas E. Sandell that focuses on global merger arbitrage, special event equity and credit opportunity investments. Sandell is widely regarded as a leader in corporate event driven investing throughout North America, Continental Europe, the United Kingdom, Latin America, and the Asia-Pacific theatres.

# # #

Tables and Notes To Follow

Table 1: Relative Shareholder Returns

	Total Shareholder Returns[1]
	8-Year[2]	5-Year	3-Year
Heinz[3]	(10.8%)	2.0%	15.7%
S&P 500	28.2	1.7	59.2
Large-Cap Food Index[4]	26.4	42.0	41.0
Mid-Cap Food Index[5]	54.6	46.1	33.8

Note: All share prices used to calculate Total Shareholder Returns are as of February 6, 2006.

Table 2: Change in Financial Performance Since 1998
($ in millions)

	April 29, 1998[6]	Adjusted April 29, 1998[7]	Pro Forma May 3, 2006E8	Underlying Change in Performance
Net Revenue	$9,209	$8,742	$8,400	•	$342 million decrease in revenue. Revenue decline in recent years would have been worse, without considerable help from foreign currency gains.
Gross Profit	$3,534	$3,066	$3,142
% of Net Revenue	38.4%	35.1%	37.4%
SG&A	$2,026	$1,559	$1,831	•	$273 million increase in SG&A and a 400 basis point increase in SG&A as a percentage of net revenue.
% of Net Revenue	22.0%	17.8%	21.8%
EBIT	$1,508	$1,508	$1,310	•	$197 million decrease in EBIT and a 160 basis point decrease in EBIT margin.
% of Net Revenue	16.4%	17.2%	15.6%
EBITDA	$1,821	$1,821	$1,560	•	$261 million decrease in EBITDA and a 230 basis point decrease in EBITDA margin despite multiple restructurings and divestitures.
% of Net Revenue	19.8%	0.8%	18.6%
EPS	$2.15	$2.15	$2.13	•	Virtually no change in EPS, the most directly comparable measure of the change in underlying performance during this period.

Net Capital Investment (1999-2006E9)

Capital Expenditures	$2,222
Acquisitions	3,478
Proceeds from Divestitures[10]	(4,551)
Total Writedowns, Costs and Charges from Restructurings[11]	1,942

Total Net Capital Investment	$3,090

Source:	Historical results based on the Heinz Annual Reports on Form 10-K for the periods ended April 29, 1998 and May 1, 2002, Company press releases and Trian estimates for the adjusted period. Pro forma fiscal 2006 results based on Trian estimates and Heinz's Analyst Presentation dated June 1, 2006.

Table 3: History of Past Promises

Management’s Objectives = Over-Promise	Actual Results = Under-Deliver

• Reach $14 – $15 billion of net sales by 2003 (Millennia, 1997)	• In pro forma fiscal 2006, the Company is still only expected to generate approximately 60% of targeted sales volume
• Increase gross profit margins to 42% over several years (Excel, 1999)	• Gross profit margins are in the mid-high 30% range
• Achieve up to $490 million of annual cost savings cumulatively (Millennia, 1997; Excel, 1999; Streamline, 2001; Growth and Innovation, 2005)	• Appears that the Company will spend its highest percentage of net sales on SG&A in pro forma fiscal 2006
• Grow EPS by 10 – 12% (Millennia, 1997), then 8 – 10% (Del Monte, 2002) and then 6 – 8% (Growth and Innovation, 2005)	• EPS is virtually unchanged since management took control in April 1998
• Simplify the business by divesting non-core assets (all restructurings)	• The divestiture process is ongoing

Note:     “Millennia,” “Excel,” “Streamline” and “Growth and Innovation” refer to management restructuring initiatives and strategic plans. “Del Monte” refers to the spin-off of assets to Del Monte. For additional information, see Table 7 to the Trian Group’s position paper entitled: “Results Speak Louder Than Words: A Plan to Enhance Value at Heinz,” filed with the Securities and Exchange Commission on May 23, 2006 and available at no charge at the Trian Group’s informational website: http:www.enhanceheinz.com.

Endnotes

[1]

Total Shareholder Returns reflect changes in share price plus dividends. All share prices used to calculate Total Shareholder Returns are as of February 6, 2006. From February 6, 2006 through May 19, 2006, the Company’s share price rose 23%. During that time period, we believe nothing material has changed at the Company operationally or strategically. In addition, February 6, 2006 marked the beginning of a period during which the Company’s average daily trading volume rose significantly above historical levels and, on or about that time, rumors began to spread of activist involvement in the stock. Therefore, we do not believe that shareholder returns during that period are reflective of fundamental changes in the performance of the Company or actions of management.

[2]	As of April 30, 1998, when current management began its tenure.

[3]	Adjusted to reflect the value of Del Monte shares received by Heinz shareholders upon the completion of the transaction in December 2002.

[4]	Includes Conagra Foods Inc., Campbell Soup Co., General Mills Inc., Hershey Co., Kellogg Co., Sara Lee Corp., Wm. Wrigley Jr. Company, Unilever NV, Cadbury Schweppes PLC, Nestle NA, and Group Danone.

[5]	Includes Hain Celestial Group, The J.M. Smucker Company, Lance Inc., McCormick & Company Inc., NBTY Inc., Ralcorp Holdings Inc. and Tootsie Roll Industries Inc.

[6]	Financial results are adjusted to add-back non-recurring expenses and restructuring charges.

[7]

Adjusted results for the fiscal year ended April 29, 1998 reflect Trian’s estimated impact of accounting standards adopted in fiscal 2002 that transferred a portion of trade spending previously classified as part of selling, general and administrative expenses into trade spending that reduced net revenue. The Company restated its fiscal 2000, 2001 and 2002 financial statements for this accounting change but did not restate fiscal 1998. As such, we have used the magnitude of the adjustment to SG&A and net revenue in fiscal 2000 to estimate the potential impact in fiscal 1998. Note that there is no impact from the accounting change on earnings before interest, taxes, depreciation and amortization (“EBITDA”), earnings before interest and taxes (“EBIT”) or earnings per share (“EPS”), meaning that regardless of which accounting treatment is used for comparative purposes, EBITDA and EBIT declined between fiscal 1998 and pro forma fiscal 2006 and there was virtually no change in EPS. Financial results are adjusted to add-back non-recurring expenses and restructuring charges.

[8]	Based upon Heinz’s Analyst Presentation dated June 1, 2006.

[9]

Estimated results for the fiscal year ended May 3, 2006 are pro forma for our estimate of the full year impact of announced acquisitions and divestitures (including the divestiture of the European frozen business, which the Company has announced it is in discussions to sell to the Hain Celestial Group, Inc.), assumes seven million shares were repurchased in the fourth quarter of 2006 and a normalized cash balance of $200 million based on the Company’s September 20, 2005 Analyst Day Presentation (assumes remaining cash is used to pay down debt). Financial results are adjusted to add-back non-recurring expenses and restructuring charges. Source: Heinz Quarterly Report on Form 10-Q for the period ended January 25, 2006 and Heinz Annual Report on Form 10-K for the period ended April 27, 2005, Company press releases related to announced acquisitions and divestitures, Company Guidance, Wall Street research and Trian estimates.

[10]	Includes the value of shares received from the Del Monte spin-off in December 2002.

[11]	Includes both cash and non-cash charges.

The Trian Group – H. J. Heinz Company Director Nominees

Nelson Peltz, 63, has been Chief Executive Officer and a founding partner of Trian Fund Management, L.P., a management company for various investment funds and accounts, since November 2005. Mr. Peltz has also been a director and Chairman and Chief Executive Officer of Triarc Companies, Inc., since April 1993. Triarc Companies, Inc. is a holding company, which owns Arby's Restaurant Group, Inc. and is in the asset management business through Deerfield Capital Management LLC. Mr. Peltz also has interests in various investments. Mr. Peltz was Chairman and Chief Executive Officer and a director of Triangle Industries, Inc. from 1983 until December 1988, when that company was acquired by Pechiney, S.A., a leading international metals and packaging company. Mr. Peltz began his career in 1963 when he joined his family food business.  Mr. Peltz is a director of Deerfield Triarc Capital Corp., where he is Chairman of the Board and serves on the investment committee. He is also a director of Encore Capital Group, Inc. but has decided not to stand for re-election when his term expires on June 5, 2006. Mr. Peltz attended The Wharton School of the University of Pennsylvania. Mr. Peltz is the father-in-law of Edward P. Garden.

Peter W. May, 63, has been President and a founding partner of Trian Fund Management, L.P., a management company for various investment funds and accounts, since November 2005. Mr. May has also been President and Chief Operating Officer of Triarc Companies, Inc., since April 1993. Triarc Companies, Inc. is a holding company, which owns Arby's Restaurant Group, Inc. and is in the asset management business through Deerfield Capital Management LLC. Mr. May also has interests in various investments. Mr. May was President and Chief Operating Officer and a director of Triangle Industries, Inc. from 1983 until December 1988, when that company was acquired by Pechiney, S.A., a leading international metals and packaging company. Mr. May is a director of Encore Capital Group, Inc. and serves on the investment committee of Deerfield Triarc Capital Corp. Mr. May holds AB and MBA degrees from the University of Chicago.

Edward P. Garden, 45, has been Portfolio Manager and a founding partner of Trian Fund Management, L.P., a management company for various investment funds and accounts, since November 2005. Mr. Garden has also been a director and Vice Chairman of Triarc Companies, Inc., since December 2004. Triarc Companies, Inc. is a holding company, which owns Arby's Restaurant Group, Inc. and is in the asset management business through Deerfield Capital Management LLC. Mr. Garden was appointed Executive Vice President of Triarc Companies, Inc. in August 2003. Mr. Garden was previously a managing director of Credit Suisse First Boston, where he served as a senior investment banker in the Financial Sponsors Group since 1999. From 1994 to 1999, Mr. Garden was a managing director at BT Alex Brown where he was a senior member of the Financial Sponsors Group and, prior to that, Co-Head of Equity Capital Markets. Mr. Garden holds a B.A. in Economics from Harvard College. Mr. Garden is the son-in-law of Nelson Peltz.

Greg Norman, 51, has served as Chairman and Chief Executive Officer of Great White Shark Enterprises, Inc., a multinational corporation that comprises several companies and divisions including Greg Norman Course Design, Medallist Golf Developments, Greg Norman Turf Company, Greg Norman Interactive, Greg Norman Production Company, merchandising and licensing, since August 1994. Mr. Norman has also been a professional golfer since 1976. Mr. Norman is a director of Ritz Interactive, Inc.

Michael F. Weinstein, 57, has been Chairman of INOV8 Beverage Company LLC since he co-founded the company in January 2005. INOV8 Beverage Company is a marketer and developer of beverage products and concepts. From January 2004 to December 2004, and from 1994 through August 1995, Mr. Weinstein served as a consultant for Liquid Logic, a private beverage consulting company he founded in 1994. From December 2001 to December 2003, Mr. Weinstein was President, Global Innovation and Business Development for Cadbury Schweppes plc, a beverage and confectionary company. Prior to that, he was Chief Executive Officer of Snapple Beverage Group (formerly Triarc Beverage Holdings Corp.), a producer of beverage products from April 1997 to November 2001, during which time it was a subsidiary of Triarc Companies, Inc. through October 2000 and subsequently of Cadbury Schweppes plc. At the same time, Mr. Weinstein also served as Chief Executive Officer of Snapple Beverage Corp., Royal Crown Company, Inc. and Mistic Brands, Inc., each subsidiaries of Snapple Beverage Group, from May 1997, October 1996 and August 1995, respectively. From 1981 until 1993, he served in various executive capacities at A&W Brands, Inc., including President and Chief Operating Officer. From 1978 to 1981, he was a Vice President at Kenyon & Eckhardt Advertising. He began his career at Pepsi-Cola Company, where he held various sales and marketing positions from 1972 to 1978. Mr. Weinstein is a board member of the National Federation for Teaching Entrepreneurship. He received a bachelor’s degree with honors in Economics from Lafayette College in 1970 (Phi Beta Kappa) and received an MBA from Harvard Business School in 1972.

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